FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2020
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	Director/PDMR Shareholding dated 01 July 2020
Exhibit No. 2	Directorate Change dated 31 July 2020
Exhibit No. 3	Total Voting Rights dated 31 July 2020
Exhibit No. 4	NatWest Markets N.V. Interim Results 2020 dated 31 July 2020
Exhibit No. 5	Publication of Supplementary Prospectus dated 31 July 2020
Exhibit No. 6	Director/PDMR Shareholding dated 31/07/2020

Exhibit No. 1

1 July 2020

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the Company) was notified on 30 June 2020 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 29 June 2020 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, The Royal Bank of Scotland Group plc	124	£1.2075

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 2

31 July 2020

NatWest Group plc

NatWest Group plc announces that Baroness Noakes, DBE will step down as a non-executive director at close of business today, 31 July 2020.

Morten Friis will succeed Baroness Noakes as Chairman of the Group Board Risk Committee with effect from 1 August.

Howard Davies, Chairman, said:

"I would like to thank Sheila for her outstanding contribution to the Board since joining as a non-executive director in 2011.  She has expertly chaired the Group Board Risk Committee since 2014, successfully navigating some challenging times along the way.  She has also served as a diligent and valued member of the Group Audit Committee and Group Nominations and Governance Committee.   She leaves with our very best wishes for the future.

I am delighted that Morten is assuming the role of Chairman of the Group Board Risk Committee.  Morten has been a member of the Committee since 2014 and, with his extensive background in banking and risk, he is ideally placed to take the Committee's work forward. "

There are no matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

NWG Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 20 7672 1758

NatWest Group Media Centre +44 131 523 4205

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ('NWG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 July 2020:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 July 2020
Ordinary shares of £1	12,125,048,667	4	48,500,194,668
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,125,948,667		48,503,794,668

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 4

NatWest Group plc

31 July 2020

NatWest Markets N.V. Interim Results 2020

NatWest Markets N.V. today announces the publication of its 2020 Interim Results. This company is a wholly-owned subsidiary of NatWest Markets Plc. The 2020 Interim Results are available on the NatWest Group plc website at
https://investors.natwestgroup.com/reports-archive/2020

For further information, please contact

NatWest Group Investor Relations
Investor.relations@natwest.com
+44 207 672 1758

NatWest Group Media Relations
+44 131 523 4205(UK)
+31 20 464 1150 (NL)

31 July 2020

LEI:
X3CZP3CK64YBHON1LE12 - NatWest Markets N.V.
2138005O9XJIJN4JPN90 - NatWest Group plc
RR3QWICWWIPCS8A4S074 - NatWest Markets Plc

Exhibit No. 5

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the NatWest Group plc (formerly known as The Royal Bank of Scotland Group plc) £40,000,000,000 Euro Medium Term Note Programme, dated 31 July 2020.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8176U_1-2020-7-31.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 6

31 July 2020

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.    NatWest Group plc (the Company) was notified on 29 July 2020 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 July 2020 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, NatWest Group plc	133	£1.1320

2.    The Company announces that the PDMR named below purchased Shares on the 31 July 2020 at the price indicated:-

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Yasmin Jetha	Non-executive director, NatWest Group plc	9,855	£1.0702

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Date: 31 July 2020

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary